# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kayne Anderson Energy Infrastructure Fund, Inc., CIK 0001293613
CUSIP: 486606106
Title of class of securities: Mandatory Redeemable Preferred Shares
Address of issuer's principal executive offices: 811 MAIN STREET, 14TH FLOOR, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535929

## Reporting persons
- Voya Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 507,541; shared voting power 0; sole dispositive power 507,541; shared dispositive power 0; aggregate amount beneficially owned 507,541 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Kayne Anderson Energy Infrastructure Fund, Inc.
Address of issuer's principal executive offices: 811 MAIN STREET, 14TH FLOOR, HOUSTON, TEXAS, 77002.

## Item 2. Person Filing
Name of person filing: Voya Financial, Inc.
Address of principal business office or, if none, residence: 230 Park Avenue, New York, NY 10169
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 507,541
Percent of class: 6.9%
Sole power to vote or to direct the vote: 507,541
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 507,541
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
This Schedule 13G is filed by Voya Financial, Inc., the ultimate corporate parent of the subsidiary entities listed on Exhibit A. Each such entity may be deemed to beneficially own the securities to which this Schedule 13G applies.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Voya Financial, Inc. is filing this Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) as the ultimate parent corporation of its wholly owned subsidiaries listed on Exhibit A hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Voya Financial, Inc.: /S/ Mark Sides, SVP, Chief Compliance Officer and Deputy General Counsel (11/14/2024)